Exhibit 99.1

Celestica Inc.

Annual Meeting of Shareholders

April 27, 2023

REPORT OF VOTING RESULTS

National Instrument 51-102 – Continuous Disclosure Obligations

Section 11.3

Matters Voted Upon

Business		Outcome of Vote
1.	Election of each director nominee proposed in the Management Information Circular of the Company dated March 13, 2023, to hold office until the close of the next annual meeting of the Company’s shareholders or until the director’s successor is elected or appointed, unless such office is earlier vacated in accordance with the Company’s by-laws:	Each nominee was elected as a director of the Company.

Nominee	Votes For	% Votes For	Votes Withheld	% Votes Withheld
Robert A. Cascella	530,849,829	98.06%	10,482,461	1.94%
Deepak Chopra	532,921,274	98.45%	8,411,016	1.55%
Françoise Colpron	535,237,880	98.87%	6,094,410	1.13%
Daniel P. DiMaggio	532,825,369	98.43%	8,506,921	1.57%
Jill Kale	535,248,024	98.88%	6,084,266	1.12%
Laurette T. Koellner	529,179,611	97.76%	12,152,679	2.24%
Robert A. Mionis	533,818,755	98.61%	7,513,535	1.39%
Luis A. Müller	534,987,333	98.83%	6,344,957	1.17%
Tawfiq Popatia	532,561,881	98.38%	8,770,409	1.62%
Michael M. Wilson	532,800,081	98.42%	8,532,209	1.58%

2.	Appointment of KPMG LLP as the auditor of the Company, to hold office until the close of the next annual meeting of the Company’s shareholders or until its successor is duly appointed.	Approved.

Votes For	% Votes For	Votes Withheld	% Votes Withheld
537,284,431	98.50%	8,161,989	1.50%

Business	Outcome of Vote

3.	Authorization of the Company’s board of directors to fix the remuneration to be paid to the Company’s auditor.	Approved.

Votes For	% Votes For	Votes Withheld	% Votes Withheld
536,646,828	99.13%	4,685,462	0.87%

4.	Approval of advisory resolution on the Company’s approach to executive compensation.	Approved.

Votes For	% Votes For	Votes Against	% Votes Against
530,113,610	97.93%	11,218,680	2.07%